Nuveen AMT-Free Municipal Value Fund

333 West Wacker Drive

Chicago, Illinois 60606

September 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Elisabeth Bentzinger

Re:	Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253):

Request for Withdrawal of Form AW

Dear Ms. Bentzinger:

On behalf of Nuveen AMT-Free Municipal Value Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Form AW that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2016 (via EDGAR Accession no. 0001193125-16-707443). The Form AW requested the withdrawal of the Fund’s N-2/A filing which was filed with the SEC on July 21, 2016 (via EDGAR Accession No. 0001193125-16-652577) (the “N-2/A Filing”). The Form AW was inadvertently filed under the 1933 Act File Number “333-211789” instead of “333-183552.” On September 13, 2016, the Fund re-filed the Form AW under the 1933 Act File Number “333-183552.”

The N-2/A Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2/A Filing. It is therefore in the best interest of the Fund and the public that the Form AW be withdrawn. It is our understanding that this application for withdrawal of the Form AW be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Kathleen Macpeak at 202-373-6149.

Nuveen AMT-Free Municipal Value Fund

By: /s/ Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President